Filed by Brookfield Global Listed Infrastructure Income Fund Inc. (File No. 811-22570)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Global Listed Infrastructure Income Fund Inc.

File No. 811-22570

Stockholder Services

January 28, 2020

Stockholder Name Address 1 Address 2 Address 3

URGENT NOTICE – UPCOMING STOCKHOLDER MEETING

ADJOURNED UNTIL February 7, 2020

Your vote makes a difference. Please vote TODAY!

Re: Brookfield Global Listed Infrastructure Income Fund Inc.

Dear Stockholder:

We recently mailed you proxy materials concerning your investment in Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”), for a January 24th Joint Special Meeting of Stockholders (the “Special Meeting”). At the Special Meeting, our stockholders voted overwhelmingly in the affirmative (in the excess of 96%) to approve the proposed reorganization of the Fund into Brookfield Real Assets Income Fund Inc. (the “Reorganization”). However, it was necessary to adjourn the Special Meeting until Friday, February 7, 2020, to afford additional time to solicit stockholder votes in order to convene the Special Meeting and approve the Reorganization. I am asking for your support of this important initiative for the Fund and vote “FOR” the proposal.

It is very important that we speak to you regarding this matter. The call will only take a few moments of your time and there is no confidential information required.

Please call AST Fund Solutions, LLC, the Fund’s proxy solicitor, toll-free at 1-866-387-9392 between 9:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday. At the time of the call please reference the number listed below. Please vote today!

Thank you.

Sincerely,

Brian F. Hurley

President